U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

As previously reported, on September 22, 2023, the Registrant entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor to purchase (i) $400,000 of its convertible notes and warrants to purchase its American Depositary Shares (“ADSs”) in a registered direct offering (the “First Tranche”) and (ii) an additional $1,600,000 of its convertible notes and warrants to purchase its ADSs in a follow-on registered direct offering. The First Tranche closed on September 25, 2023.

Due to certain delays, the Registrant and the investor entered into an amendment to the Securities Purchase Agreement (the “Amendment”), under which the parties agree to reduce the second tranche to (i) $500,000 of convertible notes (the "Convertible Notes"), (ii) series C warrants to purchase up to 322,581 ADSs (the “Series C Warrants”), and (iii) series D warrants to purchase up to 354,610 ADSs (the “Series D Warrants”) (the “Second Tranche”). The closing(s) of the remaining amount of the convertible Notes, series C warrants, and series D warrants will occur on the date(s) to be mutually agreed upon by us and the investor in the future.

On December 6, 2023, the Registrant announced the closing of the Second Tranche. Copies of the Securities Purchase Agreement and the Amendment to Securities Purchase Agreement, and copies of the forms of the Convertible Notes, the Series C Warrant and the Series D Warrant are filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively.

A copy of the legal opinion issued by the Company’s British Virgin Islands counsel, Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1.

EXHIBIT INDEX

Exhibit	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP, BVI counsel of the Company
10.1	Securities Purchase Agreement (Incorporated by reference from the Company’s Current Report on Form 6-K, dated September 25, 2023)
10.2	Amendment to Securities Purchase Agreement, dated December 6, 2023
10.3	Convertible Note, dated December 6, 2023
10.4	Series C Warrant, dated December 6, 2023
10.5	Series D Warrant, dated December 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: December 6, 2023

3